December 17, 2019

Adrian G. Goldfarb
Chief Financial Officer
Duos Technologies Group, Inc.
6622 Southpoint Drive South, Suite 310
Jacksonville, Florida 32216

       Re: Duos Technologies Group, Inc.
           Registration Statement on Form S-1
           Filed December 11, 2019
           File No. 333-235455

Dear Mr. Goldfarb:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Joseph M. Lucosky, Esq.